UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-36542

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-K
☐ Transition Report on Form N-SAR

Form the transition period ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I – REGISTRANT INFORMATION
TerraForm Power, Inc.
Full Name of Registrant

_________________________
Former Name if Applicable
7550 Wisconsin Avenue, 9th Floor.
Address of Principal Executive Office (Street and Number)
Bethesda, Maryland 20814
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
TerraForm Power, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (the “1Q17 10-Q”) without unreasonable effort and expense. The Company’s delay in filing the 1Q17 10-Q is due principally to the need to complete all steps and tasks necessary to finalize the Company’s financial statements and other disclosures required to be in the filing.

As previously disclosed, the Company has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) and is working to complete all steps and tasks necessary to finalize the annual financial statements and other disclosures required to be included in the 2016 10-K. The Company had experienced delays in the filing of its Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 10-K”) and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016 (the “1Q16 10-Q”), June 30, 2016 (the “2Q16 10-Q”) and September 30, 2016 (the “3Q16 10-Q” and, together with the 2015 10-K, 1Q16 10-Q, 2Q16 10-Q and 3Q16 10-Q, the “Completed Filings”). The delays in filing the Completed Filings were primarily the result of the failure of the Company’s controlling stockholder, SunEdison, Inc. (“SunEdison”), to complete its financial statements for the year ended December 31, 2015 and the amount of time required for the Company to complete a review of its internal control over financial reporting following SunEdison’s bankruptcy filing on April 21, 2016. The Company filed the 2015 10-K on December 5, 2016, the 1Q16 10-Q on December 6, 2016, the 2Q16 10-Q on February 7, 2017 and the 3Q16 10-Q on February 24, 2017. However, due to the time and resources required to complete and file the Completed Filings, the Company has experienced delays in its ongoing efforts to complete all steps and tasks necessary to finalize the 2016 10-K and the 1Q17 10-Q.

As disclosed in the 2015 10-K, as of December 31, 2015 the Company did not maintain effective disclosure controls and procedures or effective internal control over financial reporting primarily attributable to the material weaknesses described therein. As disclosed in the 3Q16 10-Q, the Company carried out an evaluation as of September 30, 2016, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures continued to be ineffective as of September 30, 2016 due to previously identified material weaknesses, which continued to exist as of September 30, 2016. The Company continues to review its disclosure controls and procedures and internal control over financial reporting. Based on its work to date, the Company expects both previously identified and additional material weaknesses to have existed as of December 31, 2016. The Company is working to remediate these issues as promptly as practicable. The Company will not be able to file the 1Q17 10-Q until it has completed and filed the 2016 10-K. This process could require substantial time and resources and we can provide no assurance that our ongoing review will not identify additional material weaknesses or other issues that would require remediation.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Rebecca Cranna, 240-762-7700

(2)
Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If the answer is no, identify report(s).

☐ Yes ☒ No
The Company has not yet filed the 2016 10-K.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects the results of its operations for the fiscal quarter ended March 31, 2017 to be different from the fiscal quarter ended March 31, 2016. Among the reasons for such anticipated differences are increased expenses, in particular costs of external advisors, due to contingency planning in connection with SunEdison’s bankruptcy filing on April 21, 2016 and the Company’s previously announced exploration of strategic alternatives which resulted in the Company entering into a definitive merger and sponsorship transaction agreement with affiliates of Brookfield Asset Management Inc. on March 6, 2017. A copy of the merger and sponsorship transaction agreement and a description of its material terms are included in the Company’s Current Report on Form 8-K filed on March 7, 2017.

Because of the delay in the completion of the 1Q 2017 10-Q, the Company is unable to provide a reasonable estimate of the anticipated changes in its results of operations from the fiscal quarter ended March 31, 2016.

TerraForm, Power Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2017	By:	/s/ Rebecca Cranna
Executive Vice President & Chief Financial Officer